Exhibit 99.1

The9 Expands Brand Partnership Network Across Southeast Asia

the9bit Signs 41 Brand Partners Across Indonesia, Malaysia, and Vietnam, with 127 More in the Pipeline

Hong Kong — August 6, 2026 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), a global diversified high-tech company, today announced continued progress in the Southeast Asia offline-to-online (“O2O”) initiative of the9bit, its AI-powered digital asset ecosystem. The initiative has built a growing network of brand partnerships across Indonesia, Malaysia, and Vietnam as part of a strategy of integrating digital entertainment experiences with physical retail environments.

To date, the9bit has signed agreements with 41 brands across Indonesia, Malaysia, and Vietnam, with 127 additional brands in the pipeline across the region.

In Malaysia, partners include Tealive—one of the country’s largest beverage chains, with over 800 outlets—along with An Viet, Flaky, and TwoTone. Flaky, a family-run business now led by its second generation, has engaged the9bit’s AI marketing platform to power its marketing campaigns—a paid engagement that generates recurring revenue for the9bit while helping the brand grow. TwoTone, one of Kuala Lumpur’s most popular live music venues, has also engaged the9bit for a paid marketing campaign, and the resulting joint event lifted the venue’s ticket sales while generating revenue for the9bit. Together, these paid engagements reflect a growing marketing-services revenue stream for the9bit alongside its consumer platform.

In Vietnam, the initiative has attracted Highlands Coffee, a leading café chain operating over 850 outlets nationwide, with activations currently focused on the Hanoi market.

In Indonesia, the growing roster of signed partners includes Yamie Panda and Koet Coffee, both operating in the university hub of Yogyakarta. Early activations in Indonesia have yielded encouraging on-the-ground results. Partner venues reported a gradual increase in dine-in foot traffic over two consecutive days following campaign events, alongside measurable growth in brand recognition within university communities and younger consumer segments—a demographic central to the9bit’s long-term strategy. During these activation periods, the9bit’s platform averaged approximately 120,000 daily active users across the region, reflecting the scale of engagement available to brand partners through the O2O model. These early indicators reflect the potential of the9bit’s O2O model to generate tangible value for brand partners while deepening user engagement beyond its digital ecosystem.

This momentum has extended to the9bit’s token economy. Since the Company started these partnership marketing activities in late May, $9BIT token has risen approximately 35% from about US$0.037 to US$0.050, reflecting growing market interest in the ecosystem.

The Company views the expanding partnership pipeline as a key enabler of the9bit’s regional growth strategy. By embedding digital entertainment touchpoints within high-footfall physical venues, the9bit aims to create a differentiated experience layer that connects its platform with everyday consumer environments across Southeast Asia. The Company plans to expand its partnership pipeline into the American and European markets in the near future.

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played, and monetized. Founded in 1999 and Nasdaq-listed since 2004, The9 brings over two decades of gaming heritage to its flagship platform the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy, where every participant can play, create, earn, and own a stake in its growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-empowered industries and the broader digital ecosystem, including an equity stake in AI-driven drug discovery company NYB, building a multi-engine business positioned at the frontier of AI and the new economy, reshaping how value is created and shared.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “will”, “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see The9’s filings with the U.S. Securities and Exchange Commission. The9 undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Ms. Helen Wu

Piacente Financial Communications

Tel: +86 (10) 6508-0677

Email: The9@thepiacentegroup.com